Gold X2 Announces Inclusion in the GDXJ

VANCOUVER, B.C., September 14, 2026: Gold X2 Mining Inc. (NYSE American: AUXX / TSXV: AUXX / FWB: DF80) ("Gold X2" or the "Company") is pleased to announce that it has been added to the VanEck Junior Gold Miners ETF ("GDXJ") pursuant to the GDXJ's semi-annual review and rebalancing announced on September 11, 2026, which will be effective at market close on September 18, 2026.

Michael Henrichsen, CEO and Director, commented: "We are pleased to announce Gold X2's inclusion into the GDXJ. This marks an important milestone for the Company, that we believe will further enhance our trading liquidity and reach among investors in both domestic and international markets. This inclusion is a reflection of the significant progress we have made to date to advance and de-risk the Moss Gold Project."

About Gold X2 Mining

Gold X2 is a growth-oriented gold company focused on delivering long-term shareholder and stakeholder value through the acquisition and advancement of primary gold assets in tier-one jurisdictions. The Company's current focus is the advanced stage 100% owned Moss Gold Project which is positioned in Ontario, Canada, with direct access from the Trans-Canada Highway, hydroelectric power near site, supportive local communities and skilled workforce. The 2026 updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") mineral resource estimate ("MRE") for the Moss and East Coldstream Deposits has expanded to 2.458 million ounces of Indicated gold resources at 1.04 g/t Au, contained within 73.8 million tonnes and 4.209 million ounces of Inferred gold resources at 0.97 g/t Au contained within 134.7 million tonnes. The Moss Deposit also has a silver MRE of 3.160 million ounces of indicated silver resources at 1.53 g/t Ag contained within 64.3 Mt and 6.273 million ounces of inferred silver resources at 1.55 g/t Ag contained within 125.9 Mt. Results of a preliminary economic assessment ("PEA") of the Moss Gold Project suggest the potential for the deposit to support a long-life mining operation with a strong production profile and low production costs. The MRE and PEA are supported by a NI 43-101 technical report for the Moss Gold Project available on the Company's website and under the Company's issuer profile on SEDAR+. For more information, please visit SEDAR+ (www.sedarplus.ca) and the Company's website (www.goldx2.com).

Peter Flindell, PGeo, MAusIMM, MAIG, Chief Operating Officer, of the Company, and a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

For More Information - Please Contact:

Michael Henrichsen

President, Chief Executive Officer and Director

Gold X2 Mining Inc.

E: mhenrichsen@goldx2.com

W: www.goldx2.com

T: 1-604-404-4335

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (together, "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this news release, forward-looking statements relate to, among other things, statements regarding the Company's further enhancing of trading liquidity and reach among investors in both domestic and international markets, Gold X2 being a growth-oriented gold company focused on delivering long-term shareholder and stakeholder value through the acquisition and advancement of primary gold assets in tier-one jurisdictions, the Company's current focus being the advanced stage 100% owned Moss Gold Project and the results, interpretations and conclusions of the PEA, including that the PEA suggests the potential for the Moss Deposit to support a long-life mining operation with a strong production profile and low production costs. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements regarding production targets, economic results and mine life are derived from and subject to the assumptions and limitations of the PEA and are inherently uncertain.

Forward-looking statements are based on a number of assumptions that, while considered reasonable by the Company as of the date hereof, are inherently subject to significant business, economic, technical and competitive uncertainties and contingencies. Such assumptions include, without limitation: assumptions underlying the PEA mine plan and schedule, pit slope angles and geotechnical parameters; accuracy of mineral resource estimates (including grade, tonnage and geometry) and metallurgical recovery estimates from available testwork; the availability of contractors, equipment, materials and skilled labor when required and at estimated costs; cost inflation trends and the accuracy of capital and operating cost estimates; continued access to necessary infrastructure, power and water at estimated costs and timelines; assumptions regarding commodity prices (including gold and silver), foreign exchange rates and discount rates; the interpretation of drilling, sampling, metallurgical and other technical data; the timing of, and ability to obtain and maintain, required permits, licenses and approvals; successful completion of environmental and regulatory processes; constructive engagement and outcomes with Indigenous Peoples and other rights-holders and stakeholders; stable and supportive regulatory frameworks; availability of financing on acceptable terms; and the absence of material adverse changes in general economic, market or political conditions and in applicable law, including tax and royalty regimes.

Risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include, without limitation: uncertainties inherent in preliminary economic assessments and in the estimation of mineral resources (including the inclusion of inferred mineral resources), metallurgical recoveries and geotechnical parameters; changes in mine plans, schedules and cost estimates; commodity price and foreign exchange volatility; inflationary pressures and supply chain disruptions; risks related to permitting, environmental assessment and other regulatory approvals and conditions; the outcome of engagement with Indigenous Peoples and other rights-holders and stakeholders and the potential for delays or conditions arising therefrom; availability and cost of power, water, infrastructure, equipment, materials and skilled labor; financing risks and access to capital on acceptable terms; climate, weather and other operating risks typical of mining projects; title, surface rights and access risks; environmental, health and safety risks; changes in laws, regulations, policies and enforcement (including taxes and royalties); potential litigation; and other risks set out in the Company's continuous disclosure filings available under the Company's profile on SEDAR+ in Canada. Readers are cautioned that the foregoing list of assumptions, risks and uncertainties is not exhaustive.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are made as of the date hereof. Gold X2 expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.